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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.______1______)*

Genesco, Inc.
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

371532102
(CUSIP Number)

Alan Fournier c/o Pennant Capital Management, LLC 26 Main Street, Suite 203 Chatham, NJ 07928
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371532102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	371532102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Fournier c/o Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	371532102

Item 1.	Security and Issuer.

The name of the issuer is Genesco, Inc.., a Tennessee corporation (the "Issuer").  The address of the Issuer's offices is 1415 Murfreesboro Road, Nashville, Tennessee 37217.  This schedule relates to the Issuer's Common Shares (the "Shares").

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by Pennant Capital Management, LLC, a Delaware limited liability company (“Pennant Capital”), and Alan Fournier, a United States citizen (each a “Reporting Person” and collectively the “Reporting Persons”).  The principal business address of the Reporting Persons is 26 Main Street, Suite 203, Chatham, NJ 07928.  Pennant Capital serves as the investment manager of Pennant Offshore Partners, Ltd. and Pennant Windward Fund, Ltd., each a Cayman Islands investment fund, and to Pennant Onshore Partners, LP,; Pennant Onshore Qualified, LP, Pennant Spinnaker Fund, LP, and Pennant Windward Fund, LP, each a Delaware investment fund (each a “Fund” and collectively the “Funds”).  Mr. Fournier serves as the managing member of Pennant Capital and is primarily responsible for all investment decisions regarding each Fund’s investment portfolio.  The Shares reported herein are held in the portfolios of the Funds.

(d)	Alan Fournier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Pennant Capital Management, LLC may be deemed to beneficially own 2,000,000 Shares.

As of the date hereof Alan Fournier may be deemed to beneficially own 2,000,000 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisition of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,000,000 Shares, or 9.1% of the Shares of the Issuer, based upon the 22,092,458 Shares outstanding as of March 21, 2008, according to the Issuer’s most recent Form 10-K filing.

Pennant Capital Management, LLC shares the power to vote or direct the vote of 2,000,000 Shares to which this filing relates.

Pennant Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Capital Management, LLC shares the power to dispose or direct the disposition of the 2,000,000 Shares to which this filing relates.

Pennant Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Pennant Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Alan Fournier shares the power to vote or direct the vote of 2,000,000 Shares to which this filing relates.

Alan Fournier has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Alan Fournier shares the power to dispose or direct the disposition of the 2,000,000 Shares to which this filing relates.

Alan Fournier has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Alan Fournier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were all effected in broker transactions as set forth on Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2008
(Date)

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER* /s/ Alan Fournier

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Shares of Genesco Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 6th day of May, 2008.

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER* /s/ Alan Fournier

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares

3/10/08	50,000	20.2925
3/11/08	50,000	19.883
3/12/08	50,000	20.1071
5/2/08	(61,600)	22.5082
5/5/08	(88,400)	21.6407

SK 03461 0004 880912